Exhibit 12.1

MTR GAMING GROUP, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Pro Forma (1)
	Nine Months Ended September 30,		Year Ended December 31,		Nine Months Ended September 30,		Years Ended December 31,
	2011		2010		2011		2010		2009		2008		2007		2006
EARNINGS:
Income (loss) before income taxes, cumulative effect of accounting change and noncontrolling interest	$(15,538)		$(21,128)		$(41,297)		$(6,324)		$(25,063)		$(6,093)		$(7,358)		$14,392
Fixed charges	51,674		69,036		60,160		54,324		48,402		44,633		36,934		23,098
Capitalized interest	—		92		—		(92)		—		—		(2,200)		(6,000)
Noncontrolling interest in pre-tax loss	—		—		—		—		—		—		—		—
TOTAL EARNINGS:	$36,136		$48,000		$18,863		$47,908		$23,339		$38,540		$27,376		$31,490

FIXED CHARGES:
Interest expense	48,765		65,142		38,456		47,507		39,787		36,451		31,728		14,651
Capitalized interest	—		—		—		92		—		—		2,200		6,000
Amortized premiums, discounts and capitalized expenses related to indebtedness (2)	2,836		3,782		4,542		6,613		5,447		4,299		2,957		2,391
Loss on debt modification and extinguishment	—		—		17,089		—		3,105		3,820		—		—
Interest portion of rental expense	73		112		73		112		63		63		49		56
TOTAL FIXED CHARGES	$51,674		$69,036		$60,160		$54,324		$48,402		$44,633		$36,934		$23,098

RATIO OF EARNINGS TO FIXED CHARGES	0.7	x	0.7	x	0.3	x	0.9	x	0.5	x	0.9	x	0.7	x	1.4	x
DEFICIENCY	$15,538		$21,036		$41,297		$6,416		$25,063		$6,093		$9,558

(1)          The pro forma ratio of earnings to fixed charges gives effect to the pro rata increase in interest expense and deferred financing costs resulting from the issuance of the $565 million Senior Secured Notes

(2)          Includes the amortization of original issue discount and the amortization of deferred financing costs